UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 15, 2006

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	--------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On June 15, 2006, Washington Trust Bancorp, Inc. (the "Corporation") issued a press release in which it announced that its Chairman and Chief Executive Officer, John C. Warren, has been hospitalized and will undergo coronary bypass surgery within the week. The Corporation's Board of Directors has requested John T. Treanor, President and Chief Operating Officer of the Corporation, assume Mr. Warren's responsibilities during his recovery. A copy of the press release is included herein as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.   Exhibit

99.1   Press Release dated June 15, 2006*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: June 16, 2006	By: /s/ David V. Devault
	David V. Devault
	Executive Vice President, Secretary,
	Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1 | Press Release dated June 15, 2006*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
      Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: June 15, 2006
FOR IMMEDIATE RELEASE

Washington Trust CEO To Undergo Surgery

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (Nasdaq National Market; symbol: WASH), parent company of The Washington Trust Company, today announced that its Chairman and Chief Executive Officer, John C. Warren, has been hospitalized and will undergo coronary bypass surgery within the week. Until that time, and during Mr. Warren's recovery period, the Corporation's Board of Directors has requested John F. Treanor, President and Chief Operating Officer, assume Mr. Warren's responsibilities and has expressed complete confidence in Mr. Treanor's ability to do so.

Mr. Treanor stated, "John is in good spirits and has expressed great confidence in our management team's ability to lead the Corporation." Adding, "We all wish John the best and look forward to a prompt recovery and his return to work."

Mr. Warren joined Washington Trust in January 1996 as President and Chief Operating Officer, was promoted to Chief Executive Officer in April 1997, and appointed Chairman in April 1999. Mr. Treanor, joined the Bank in April 1999 as President and Chief Operating Officer.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Stock Market$^{®}$ under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

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